QDM International Inc.
Room 715, 7F, The Place Tower C
No. 150 Zunyi Road, Changning District
Shanghai, China 200051

VIA EDGAR

May 23, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Bonnie Baynes

Re:	QDM International Inc.
Form 10-K for the fiscal year ended March 31, 2021
Filed on July 12, 2021
Form 10-K/A for the fiscal year ended March 31, 2021
Filed October 21, 2021
Filed December 17, 2021
Filed February 25, 2022
File No. 000-27251

Dear Ms. Baynes

QDM International Inc. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 8, 2022, regarding Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (the “Form 10-K”) originally filed with the Commission on July 12, 2021, and was amended on October 22, 2021 by the Amendment No. 1 to the Form 10-K (the “Amendment No. 1”), on December 17, 2021 by the Amendment No. 2 to the Form 10-K (the “Amendment No. 2”) and on February 25, 2022 by the Amendment No. 3 to the Form 10-K (the “Amendment No. 3”).

For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K, as amended. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 4 to the Annual Report on Form 10-K (the “Amendment No. 4”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form 10-K/A for the fiscal year ended March 31, 2021, filed February 25, 2022

Cover Page

1.	On the cover page of your filing, please disclose prominently that you are not a Chinese operating company but a Florida holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Explain whether China law prohibits direct foreign investments in the operating companies, and disclose whether investors will be directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion on risks facing the company as a result of this structure.

Response: In response to the Staff’s comment, we have added disclosure on pages 2, 6, 27 and 28.

2.	We note your cover page i references December 16, 2021 determinations of the Public Company Accounting Oversight Board (the “PCAOB”), and the Holding Foreign Companies Accountable Act. Please revise this explanatory note to prominently disclose the following:

●	Revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021
●	Revise to disclose whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years.
●	Revise to disclose a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

Response: In response to the Staff’s comment, we have revised disclosure on the cover page and pages 2, 3, 6, 7, 28 and 38.

3.	Please revise the explanatory note on your cover page, and revise your Business section in Part I, to disclose a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to your related discussions in other areas of the filing.

Response: In response to the Staff’s comment, we have added disclosure on pages 2, 3, 4, 28, 34, 36, 46 and 47.

Part I, page 1

4.	At the onset of Part I, provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how the company may incur substantial costs to enforce the terms of the arrangements. Disclose any uncertainties regarding the status of the rights of the Florida holding company and any challenges the company may face due to legal uncertainties and jurisdictional limits.

Response: We hereby respectfully advise the Staff that the Company does not have or intends to set up any subsidiary in China or enter into any contractual arrangements to establish a variable interest entity structure with any entity in China. In response to the Staff’s comment, we have also added disclosure on pages 2, 9, 25, 26 29 and 40.

5.	In the summary Risk Factors in Item 1A, and with a cross-reference to the discussion of these risks in the Business section of Part I, Item 1., please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, revise to disclose each of the following:

●	Please revise to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure.
●	Revise to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.
●	Revise to disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities.
●	Please disclose the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
●	Revise to include cross-references to related disclosures in the filing.

Response: In response to the Staff’s comment, we have revised disclosure on the cover page and added disclosure on pages 4, 5, 25, 26, 27, 28, 29, 35, 36, 37, 39, 40 and 47.

6.	At the onset of Business in Part I., Item.1, please revise to provide prominent disclosure of the specific consequences to you and your investors if you, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we have added disclosure on pages 6 and 27.

7.	At the onset of Business in Part I., Item.1, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response: In response to the Staff’s comment, we have added disclosure on pages 2, 3, 4, 5, 28, 34, 36, 37, 46 and 47.

8.	We note your disclosure on page 2 that you do not believe you are required to obtain permission or approval from the CAC. Please revise to disclose how this oversight impacts your business. Further, revise to disclose the basis for this determination, such as the details of your internal risk assessment, or your counsel’s consent.

Response: In response to the Staff’s comment, we have added disclosure on pages 4, 5, 6, 25, 27 and 37.

9.	In the Risk Factors in Item 1A, as it appears your officers and directors are located in China, please revise to include risk factor disclosure, as well as a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Refer to Item 101(g) of Regulation S-K.

Response: In response to the Staff’s comment, we have added disclosure on pages 25, 26, 29 and 40.

We thank you for your review of the foregoing and the Form 10-K, as amended. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Huihe Zheng
Huihe Zheng
Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP